UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of January 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: January 1st, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about January 1, 2004

Item 3. Press Release

January 1, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Energy Announces Name Change to Austral Pacific Energy Ltd. and Listings in Canada and New Zealand.

Wellington, New Zealand – January 1, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: INDOF), formerly Indo-Pacific Energy Ltd., announces its new name, Austral Pacific Energy Ltd., and trading symbol, APX.

Item 5. Full Description of Material Change

Indo-Pacific Energy Announces Name Change to Austral Pacific Energy Ltd. and Listings in Canada and New Zealand.

Wellington, New Zealand – January 1, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: INDOF), formerly Indo-Pacific Energy Ltd., announces its new name, Austral Pacific Energy Ltd., and trading symbol, APX.

At the Special Meeting of Shareholders on 31 December in Vancouver, the new name and trading symbol for the TSX Venture Exchange (TSXV) (part of the Toronto Stock Exchange or TSX group) and the Wellington based New Zealand Stock Exchange (NZSX) was adopted.

Shareholders also ratified updated corporate by-laws for the Company to enable electronic voting of proxies, use of electronic or paperless shares, removal of Chairman’s casting vote and removal of the obligation of the Chief Executive Officer to also be a director.

The Company’s shares will begin trading on the TSXV on 2nd January and on the NZSX on 5th January under the common symbol APX. They remain trading on the OTCBB.

The name change is necessary to remove confusion with a similarly named TSXV listed company.

Chairman David Newman said “We are delighted to see the New Year in, with a well funded Company, trading on prestigious stock exchanges in both hemispheres, which will enhance liquidity for shareholders and raise the profile of our company. We expect an eventful year with an active drilling programme”.

The shares and warrants to be issued under the New Zealand public offer will be allotted on 5 January 2004 and quoted on NZSX from that date (symbol APX). These shares are not transferable through the TSXV or to Canadians for 4 months, nor through the OTCBB or to US persons for 40 days after allotment.

The newly issued warrants will not be quoted on the TSXV and are subject to exercise and resale restrictions in Canada and the United States similar to the shares. The expiry date of the warrants (now 5 January 2005) has been extended from the originally proposed date of 30 November 2004, to reflect the actual date of their issue.

The Company will also close the Share Exchange Agreements it executed in November 2003, by issuing approximately 1.1 million shares and half-warrants to those New Zealand investors who invested in the company’s New Zealand subsidiary in June 2003. These shares and warrants will also be allotted on 5 January 2004. They are not transferable or tradeable for 4 months after allotment. The shares may be traded on the NZSX and TSXV after that hold period has expired. Unlike the warrants issued in the New Zealand public offer, the warrants attached to these shares will not be listed, but may be transferred subject to compliance with certain conditions after the hold period has expired. These warrants also expire on 5 January 2005.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

January 1, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Announces Name Change to Austral Pacific Energy Ltd. and Listings in Canada and New Zealand.

Wellington, New Zealand – January 1, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: INDOF), formerly Indo-Pacific Energy Ltd., announces its new name, Austral Pacific Energy Ltd., and trading symbol, APX.

At the Special Meeting of Shareholders on 31 December in Vancouver, the new name and trading symbol for the TSX Venture Exchange (TSXV) (part of the Toronto Stock Exchange or TSX group) and the Wellington based New Zealand Stock Exchange (NZSX) was adopted.

Shareholders also ratified updated corporate by-laws for the Company to enable electronic voting of proxies, use of electronic or paperless shares, removal of Chairman’s casting vote and removal of the obligation of the Chief Executive Officer to also be a director.

The Company’s shares will begin trading on the TSXV on 2nd January and on the NZSX on 5th January under the common symbol APX. They remain trading on the OTCBB.

The name change is necessary to remove confusion with a similarly named TSXV listed company.

Chairman David Newman said “We are delighted to see the New Year in, with a well funded Company, trading on prestigious stock exchanges in both hemispheres, which will enhance liquidity for shareholders and raise the profile of our company. We expect an eventful year with an active drilling programme”.

The shares and warrants to be issued under the New Zealand public offer will be allotted on 5 January 2004 and quoted on NZSX from that date (symbol APX). These shares are not transferable through the TSXV or to Canadians for 4 months, nor through the OTCBB or to US persons for 40 days after allotment.

The newly issued warrants will not be quoted on the TSXV and are subject to exercise and resale restrictions in Canada and the United States similar to the shares. The expiry date of the warrants (now 5 January 2005) has been extended from the originally proposed date of 30 November 2004, to reflect the actual date of their issue.

The Company will also close the Share Exchange Agreements it executed in November 2003, by issuing approximately 1.1 million shares and half-warrants to those New Zealand investors who invested in the company’s New Zealand subsidiary in June 2003. These shares and warrants will also be allotted on 5 January 2004. They are not transferable or tradeable for 4 months after allotment. The shares may be traded on the NZSX and TSXV after that hold period has expired. Unlike the warrants issued in the New Zealand public offer, the warrants attached to these shares will not be listed, but may be transferred subject to compliance with certain conditions after the hold period has expired. These warrants also expire on 5 January 2005.

CONTACT: Investor Relations : tel: 1 800 3043631 or +64 4 476 2529

Web site: http://www.Austral-Pacific.com Email: ir@austral-pacific.com

None of the securities referred to herein have been registered under the United States Securities Act of 1933 and except in compliance with the requirements of this law may not be offered for sale in the United States or to a US person. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Austral Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.